Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

Results of operations – management discussion & analysis

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended September 30, 2010 and 2009:

	2010		2009
	$ million	% of total	$ million	% of total
Time charter-fixed rate	14.6	15%	30.2	29%
Time charter-variable rate (profit-share)	37.6	39%	38.8	37%
Time charter-bareboat	2.3	3%	2.3	2%
Voyage charter-spot market	26.9	28%	21.6	20%
Voyage charter-contract of affreightment	10.1	11%	10.1	9%
Pool arrangement	4.0	4%	3.2	3%

Total voyage revenue	95.5	100%	106.2	100%

Voyage revenue earned for the nine months ended September 30, 2010 and 2009:

	2010		2009
	$ million	% of total	$ million	% of total
Time charter-fixed rate	52.7	17%	90.0	26%
Time charter-variable rate (profit-share)	125.2	40%	130.1	38%
Time charter-bareboat	7.0	2%	7.0	2%
Voyage charter-spot market	80.1	26%	73.9	21%
Voyage charter-contract of affreightment	37.6	12%	41.3	12%
Pool arrangement	10.4	3%	4.4	1%

Total voyage revenue	313.0	100%	346.7	100%

Voyage revenue earned during the three months ended September 30, 2010 was $10.7 million, or 10.1%, less than in the three months ended September 30, 2009. The decrease was partly due to there being one less vessel than in the comparative three month period, but primarily because average rates achieved for most vessel categories, apart from suezmax and panamax, were down (as indicated in the table below) due to the softer market.

During the third quarter, the Company operated on average 45.7 vessels compared to 47.0 in the third quarter of 2009. Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the third quarter of 2010 was 96.0%, compared to 95.7% in the third quarter of 2009. The days lost in the third quarter of 2010 relate to the dry-docking of Propontis and Euronike, off-hire on Victory III en route to Singapore for delivery to its new owners which took place on August 4, 2010, and off hire days for Aegeas, Neo Energy and Bosporos. In the third quarter of 2009, days lost included dry-docking of Vergina II, Artemis, Ajax, Apollon, Promitheas and Afrodite, and off-hire on Ise Princess, Aris and Sakura Princess.

There was an increase in the number of days utilized in profit-share arrangements which totaled 1,817 compared to 1,639 in the third quarter of 2009, although total revenue earned was less than in the previous third quarter due to reduced profit for sharing. The number of days in the third quarter 2010 that vessels were employed on spot, contract of affreightment and pool voyages increased to 1,497 from 1,378 in the third quarter of 2009, but total revenue earned for these three categories increased proportionally more due to specific area gains achieved by the aframaxes. Operating days on pure time-charter without profit share fell by 402 days between the two third quarters, although the amount of revenue earned fell more in proportion. This combined change in alignment of employment arose as a result of the expiration of previous time-charters within 2009 and 2010 and re-employment of certain of these vessels in variable rate employment in anticipation of securing more lucrative time-charters when the economic environment improved.

As a consequence of the weak market, especially in the product sector, average revenue earned per vessel within the third quarter of 2010 was lower than the previous year’s third quarter, despite better suezmax and panamax rates achieved. The LNG carrier came off a profitable time-charter during the quarter and, after a repositioning voyage, in which it incurred high voyage expenses, it secured a new one-year charter at a lower rate. The earnings of the smaller product carriers on profit-sharing arrangements were only at the fixed minimum rate, which helped protect the overall income stream as actual market rates were often considerably below the fixed minimums. The suezmaxes earned on average higher TCE rate in the third quarter of 2010 as all suezmaxes were under profit sharing arrangements earning a secured minimum whereas in the third quarter of 2009 three suezmaxes (Archangel and Alaska for the whole period and Euronike for a brief period) were on the spot market earning lower rates than the minimum fixed rates earned in this year’s third quarter. Panamax Inca which is on a six-month profit-sharing arrangement, and has its determination date in September, earned only the minimum rate whereas in the previous third quarter it earned well above the minimum. On average, however, panamaxes earned better rates than in the previous third quarter following the disposal of the two older panamaxes, Hesnes and Victory III, which had poor earnings in 2009 and 2010.

During the nine months ended September 30, 2010, voyage revenue achieved during the period decreased by $33.7 million, or 9.7%, compared to revenue achieved in the nine months ended September 30, 2009. The decrease was primarily due to a generally softer freight market compared to the previous year’s equivalent period caused by the slowdown of trading activity exacerbated by increasing vessel supply and rising oil inventories. For the nine months of 2010, on average 45.7 vessels were operated compared to 46.3 in the first nine months of 2009. Since the beginning of 2009 to September 30, 2010, the Company has taken delivery of the newly designed aframaxes Ise Princess, Asahi Princess, Sapporo Princess and Uraga Princess, and the panamaxes World Harmony and Chantal and sold the suezmaxes Pentathlon and Decathlon, the aframaxes Parthenon and Marathon and the panamaxes Hesnes and Victory III. For the nine month periods the utilization achieved was 97.7% in 2010 and 97.3% in 2009. Apart from the lost days of the third quarter, the nine month period of 2010 also includes lost days due to repairs performed on Didimon and Propontis, dry-dockings of La Prudencia and Eurochampion and off-hire on Hesnes as the vessel was en route for delivery to its new owners which took place on April 8, 2010.

The average daily revenue per vessel for the quarter, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $18,315 per day compared to $21,116 for the previous year’s third quarter. Average daily TCE rate earned for the three and nine month periods ended September 30, 2010 and 2009 were:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

LNG carrier	$20,904	$59,184	$32,422	$50,440
VLCC	30,908	31,513	34,776	33,472
Suezmax	27,653	25,775	28,508	30,284
Aframax	16,334	18,879	21,028	22,754
Panamax	18,632	17,772	16,693	20,281
Handymax	11,740	13,212	11,168	16,436
Handysize	11,956	17,535	13,978	18,326

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Voyage revenues	$95,519	$106,202	$313,040	$346,694

Less :Voyage Expenses	(22,576)	(19,743)	(67,500)	(56,165)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	920	920	2,730	2,730

Time charter equivalent revenues	$73,863	$87,379	$248,270	$293,259

Divided by: net earnings (operating) days	4,033	4,138	12,194	12,312
Average TCE per vessel per day	$18,315	$21,116	$20,360	$23,819

Commissions

Commissions amounted to $3.5 million, or 3.7% of revenue from vessels, during the quarter ended September 30, 2010, compared to $3.7 million, or 3.5% of revenue, for the quarter ended September 30, 2009. For the nine month period, commissions amounted to $11.6 million, or 3.7% of revenue in 2010, compared to $13.0 million, or 3.8% of revenue in 2009. The overall decrease in both periods was due to reduced revenues and changes in employment of several vessels to employment contracts, especially pool arrangements, on which lower commission was charged.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer or, in the case of vessels in a pool, by the pool operators.

Voyage expenses for the three months ended September 30, 2010 and 2009:

	Voyage expenses			Average daily voyage expenses per vessel
	2010	2009		2010	2009
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)

Bunker expenses	14.3	13.1	8.9%	12,640	12,534	0.8%
Port and other expenses	8.3	6.6	25.0%	7,357	6,359	15.7%

Total	22.6	19.7	14.4%	19,997	18,893	5.8%

Voyage expenses for the nine months ended September 30, 2010 and 2009:

	Voyage expenses			Average daily voyage expenses per vessel
	2010	2009		2010	2009
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)

Bunker expenses	43.3	33.8	28.1%	14,242	10,681	33.3%
Port and other expenses	24.2	22.4	8.2%	7,984	7,093	12.6%

Total	67.5	56.2	20.2%	22,226	17,774	25.0%

The amount of voyage expenses is highly dependent on the voyage patterns followed and part of the change between quarters may usually be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. The number of days that vessels were employed on these types of charter in the third quarter of 2010 was 1,129 compared to 1,045 in the third quarter of 2009, an 8.0% increase. In the first nine months of 2010, there was a 3.9% decrease. Port expenses also increased due to changes in voyage patterns and extra passages through canals. The increase in total bunker expenditure by almost 9% between the respective quarters, despite lower overall consumption due to more suezmaxes being on spot in the previous third quarter, is due to an increase in bunker prices by nearly 12%. Similar explanations apply for the respective nine month period.

Charter hire expense

In the third quarter of 2010 there were no chartered-in vessels. For the first nine months of 2010, total charter-hire expense amounted to $1.9 million, relating to the suezmax Decathlon, which was sold in February and immediately time-chartered back (renamed Nordic Passat) in order to continue the charter obligations of the Company until redelivery in mid-June 2010. In addition, a handysize product carrier was chartered-in to cover the obligations of Didimon while in dry-dock. No vessels were chartered-in during 2009.

Vessel operating expenses

Operating expenses for the three months ending September 30, 2010 and 2009:

	Operating expenses			Average daily operating expenses per vessel
	2010	2009		2010	2009
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)

Crew expenses	17.9	20.3	(11.8)%	4,347	4,790	(9.2)%
Insurances	3.7	3.9	(3.6)%	903	909	(0.7)%
Repairs and maintenance, and spares	3.8	3.4	11.3%	918	802	14.5%
Stores	1.6	2.3	(29.1)%	390	534	(27.0)%
Lubricants	1.7	2.1	(22.7)%	402	505	(20.4)%
Other (quality and safety, taxes, registration fees, communications)	2.4	2.4	(0.5)%	595	581	2.4%

Total	31.1	34.4	(9.6)%	7,555	8,121	(7.0)%

Earnings capacity days excluding vessel on bare-boat charter				4,111	4,232	(2.9)%

Operating expenses for the nine months ending September 30, 2010 and 2009:

	Operating expenses			Average daily operating expenses per vessel
	2010	2009		2010	2009
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)

Crew expenses	55.3	58.3	(5.2)%	4,524	4,711	(4.0)%
Insurances	11.2	14.4	(22.2)%	911	1,157	(21.3)%
Repairs and maintenance, and spares	10.5	13.9	(24.3)%	862	1,124	(23.3)%
Stores	5.6	7.0	(19.6)%	458	563	(18.7)%
Lubricants	4.6	6.3	(27.1)%	379	513	(26.1)%
Other (quality and safety, taxes, registration fees, communications)	7.8	7.3	7.7%	640	587	9.0%

Total operating expenses	95.0	107.2	(11.3)%	7,774	8,655	(10.2)%

Earnings capacity days excluding vessel on bare-boat charter				12,214	12,377	(1.3)%

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses such as quality and safety, tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium).

Earnings capacity days for the three months period ended September 30, 2010, excluding Millennium, decreased by 121 days or 1.3 vessels less. For the nine months period ended September 30, 2010 earnings capacity days, excluding Millennium, decreased by 163 days or 0.6 vessels.

There was a 10% strengthening of the U.S. dollar, in the third quarter of 2010 compared to the third quarter of 2009, and a 4% strengthening of the U.S. dollar between the equivalent nine months periods. This appreciation mainly impacted crew costs, as approximately 58% of crew expenses, relating mainly to Greek vessel officers, are paid in Euro. The appreciation of U.S. dollar resulted in an approximately $363 per day decrease in crew costs for the three month period and an approximately $126 decrease per day in the crew costs for the nine month period. The appreciation of U.S. dollar also impacted repairs, spares, stores and maintenance expenses as approximately a third of those expenses was paid in Euro.

Repairs, spares and maintenance expenses also increased in the third quarter of 2010 over the prior year’s third quarter, as three vessels (Euronike, Propontis and Aegeas) performed extensive repairs as compared with minor repairs of various vessels in the prior year’s third quarter. Insurance costs decreased for the three and nine months periods of 2010 compared to 2009 due to increased premium back calls in 2009 which were not repeated to the same extent in 2010.

Tsakos family private interests and the German owned ship management company Columbia ShipManagement Ltd, jointly created a new ship management company known as Tsakos Columbia ShipManagement S.A. (“TCM”) which, from July 1, 2010, started to manage virtually all the vessels owned by TEN and Tsakos private clients, and will seek to obtain third-party clients. The stronger purchasing power arising from the cooperation between our technical managers and Columbia ShipManagement Ltd has resulted in a decrease of costs in the categories of repairs and maintenance, spares, stores, and lubricants.

Depreciation

Depreciation was $24.0 million during the quarter ended September 30, 2010 compared to $24.1 million during the quarter ended September 30, 2009, a decrease of 0.7%. For the first nine months of 2010, depreciation was $67.9 million compared to $70.4 million in the prior year first nine months, a 3.6% decrease. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. The assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $300 per lightweight ton. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

In the last quarter of 2009, five vessels met the criteria to be accounted for as held-for-sale at the year-end. As such they were included as current assets and any further depreciation ceased. Two of these vessels were delivered to their new buyers in the first quarter and a further two in the second quarter. The fifth vessel was sold in the third quarter 2010. In addition, the net book value of the vessel Vergina II (together with the net book value of two other vessels which were considered as held-for-sale) was impaired and reduced to fair value thereby incurring a reduced depreciation charge henceforth. Also, one other vessel was sold and two aframaxes and two panamaxes were acquired in the intervening period since September 30, 2009, and the sum of these actions has resulted in the reduction of the third quarter depreciation charge indicated above.

Amortization of deferred charges

During the quarter ended September 30, 2010, amortization of deferred dry-docking charges was $1.1 million compared to $1.8 million during the quarter ended September 30, 2009. The reduction primarily related to the expensing against sales proceeds of the remaining unamortized deferred dry-docking charges on sold vessels. In addition, although there were eleven new dry-dockings between September 30, 2009 and September 30, 2010, seven involved new smaller vessels which incurred lower dry-docking related charges, resulting in lower amounts of such charges eligible for deferral, as compared to costs incurred and eligible amounts for deferral in dry-docking larger older vessels.

Impairment

The carrying value of the Company’s vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessel, less accumulated depreciation. Carrying value also includes the unamortized portion of deferred special survey and dry-docking costs. The carrying value of vessels usually differs from the fair market value applicable to any vessel, as market values fluctuate continuously depending on the market supply and demand conditions for vessels, as determined primarily by prevailing freight rates and newbuilding costs.

In order to identify indicators of impairment, we test for recoverability of each vessel’s carrying value and if necessary, measure the required impairment charges, management regularly compares each vessel’s carrying amount with the average of two fair market value assessments, as provided by two independent brokers. In the event that an indicator of impairment exists because a vessel’s carrying value is in excess of its fair market value, management estimates the undiscounted future cash flows to be generated by each of the Company’s vessels in order to assess the recoverability of the vessel’s carrying value. These estimates are based on historical industry freight rate averages for each category of vessel taking into account the age, specifications and likely trading pattern of each vessel and the likely condition and operating costs of each vessel. Economic forecasts of world growth and inflation are also taken into account. Such estimations are inevitably subjective and actual freight rates may be volatile. As a consequence, estimations may differ considerably from actual results.

While management, therefore, is of the opinion that the assumptions it has used in assessing whether there are grounds for impairment are justifiable and reasonable, the possibility remains that conditions in future periods may vary significantly from current assumptions, which may result in an impairment loss, especially in regards to older vessels. Management performs tests on the value and future cash flows for the possibility of impairment on a quarterly basis.

In the event that the undiscounted future cash flows do not exceed a vessel’s carrying value, an impairment charge is required, and the vessel’s carrying value is written down to the fair market value as determined above. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time.

Our tests do not indicate that an impairment charge is required for any particular vessel at September 30, 2010.

Management fees

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the amended management agreement (from January 2007), there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree.

As a consequence, from January 1, 2009 monthly fees for operating vessels increased from $23,000 to $23,700 and for operating vessels chartered out on bare-boat, from $17,000 to $17,500. From January 1, 2010, monthly fees for operating vessels increased from $23,700 to $24,000 and for operating vessels chartered out on bare-boat, from $17,500 to $17,700. From July 1, 2010, management of most of the fleet is managed by TCM, apart from four vessels which continue to be managed by Columbia ShipManagement and three by totally independent ship managers. Vessel monthly fees have been increased by $3,000 or approximately $85 per day per vessel, substantially less than the savings achieved from the creation of the new ship management company. Management fees totaled $3.7 million during the quarter ended September 30, 2010, compared to $3.3 million for the quarter ended September 30, 2009, an 11.2% increase over the quarter ended September 30, 2009 due to increased management fees, offset by a slightly reduced fleet. For the nine months ended September 30, 2010, management fees were $10.3 million compared to $9.9 million in the previous first nine months, a 4.3% increase due to increased fees. Total fees include fees paid directly to a third-party ship manager in the case of the LNG carrier.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $0.9 million during the quarter ended September 30, 2010 compared to $0.8 million during the previous year’s third quarter, an increase of 14.7% mainly due to increased investor relations and promotional costs off-set by reduced professional fees. For the nine months to September 30, 2010, general and administrative expenses were $2.7 million compared to $3.2 million during the previous year’s first nine months, a decrease of 14.2% mainly due to reduced proxy related expenses, sundry and office costs.

General and administrative expenses plus the management fees and the stock compensation expense (see below) represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,217 for the third quarter of 2010, compared to $1,066 in the third quarter of 2009. The increase is due to the increased management fees and general and administrative expenses.

Stock compensation expense

The amortization charge (stock compensation expense) for both the third quarter of 2010 and 2009 amounted to $0.5 million. For the first nine months of 2010, the charge was $1.3 million compared to $0.7 million for the first nine months of 2009, the increase being due to the issuance of 121,800 restricted share units (RSUs) in March and June 2009 and a new issuance of 145,000 RSUs on July 1, 2010. These new RSUs were issued to directors, officers and staff of the commercial and technical managers, vesting 50% on June 30, 2011 and 50% on June 30, 2012. Although these new RSU’s were issued in July 2010, this did not affect stock compensation expense as the share price had dropped since the third quarter of 2009. As at September 30, 2010, 872,450 restricted share units (RSUs) had been issued to directors, officers and seafarers employed by the Company and to staff of the commercial and technical managers (who are considered as non-employees), of which 378,700 had vested and 17,300 forfeited. The remaining outstanding RSU’s will vest at various dates until June 3, 2012. The amortization charge for RSUs awarded to directors, officers and seafarers is based on their fair value which is based on the Company’s share price on issuance of the RSUs. For non-employees, the amortization rate is based on the share price at the vesting date and therefore the valuation is adjusted quarterly in line with movements in the share price until the vesting date.

Gain on sale of vessels

The panamax tanker Victory III was sold in the third quarter for $7.2 million, realizing a capital loss of $0.5 million due to expenses on its sale. During the second quarter of 2010, the Company sold the aframax Marathon for $38.5 million realizing a gain of $5.8 million, and the panamax Hesnes for $7.4 million realizing a minimal gain. During the first quarter of 2010, the Company sold the aframax Parthenon for $39.5 million realizing a gain of $8.4 million, and the suezmax Decathlon for $51.5 million realizing a gain of $5.9 million. In the first nine months of 2009 there were no sales of vessels.

Operating income

Income from vessel operations was $8.6 million (including loss on the sale of a vessel amounting to $0.5 million) during the third quarter of 2010, compared to $17.7 million (with no gains on the sale of vessels) during the third quarter 2009, representing a 51.5% decrease. During the first nine months of 2010, income from vessel operations was $71.7 million, (including gains on the sale of vessels amounting to $19.7 million,) compared to $80.7 million (with no gains on the sale of vessels) during the first nine months of 2009, representing a 11.1% decrease.

Interest and finance costs

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Loan interest expense	6.4	9.1	17.8	34.1
Swap interest expense	8.3	5.9	25.9	11.8

Less: Interest capitalized	(0.6)	(0.5)	(1.8)	(1.6)

Interest expense, net	14.1	14.5	41.9	44.3

Bunkers swap cash settlements	(0.6)	(0.7)	(2.0)	(0.8)
Change in fair value of non-hedging bunker swaps	(0.7)	—	2.5	(3.9)
Amortization of deferred loss on de-designated interest rate swap	0.4	—	0.9	—
Expense of portion of accumulated negative valuation of de-designated interest rate swap	0.4	—	0.8	—
Change in fair value of non-hedging interest rate swaps	0.7	1.9	5.0	(3.3)
Amortization of loan fees	0.2	0.2	0.9	0.6
Bank charges	0.1	0.1	0.2	0.2

Net total	14.6	16.0	50.2	37.1

Interest and finance costs were $14.6 million for the third quarter of 2010 compared to $16.0 million for the quarter ended September 30, 2009, an 8.7% decrease. Loan interest (excluding the impact of interest rate swaps) in the third quarter 2010 decreased by 30% to $6.4 million from $9.1 million in the third quarter of 2009. The average balance of outstanding debt was approximately $1,501 million for the third quarter of 2010 compared to $1,510 million for the previous year’s third quarter and the average loan interest rate fell to 1.7%. However, the average all-in loan finance cost in the third quarter of 2010, taking account of net swap interest paid, was 3.8% compared to 4.0% in the previous year’s third quarter. Interest paid on swaps amounted to $8.3 million in the third quarter 2010 compared to $5.9 million in the third quarter of 2009, mainly due to the fall in variable interest rates.

For the nine months to September 30, 2010, interest and finance costs were $50.2 million compared to $37.1 million, a 35.1% increase. Loan interest decreased to $17.8 million from $34.1 million due to a 47% reduction in interest rates while overall loans outstanding remained in similar levels. However, interest paid on swaps increased to $25.9 million from $11.8 million in the prior years first nine months.

There was a non-cash negative net movement of $0.7 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the third quarter of 2010, compared to a negative movement of $1.9 million in the third quarter of 2009. In the nine months to September 30, 2010, there was a negative movement of $5.0 million compared to a positive movement of $3.3 million for the first nine months of 2009.

At the end of the first quarter, an agreement was made to sell the panamax Hesnes which eventually was sold in the second quarter of 2010, and in the third quarter the panamax tanker Victory III was also sold. As a consequence, the interest rate swap relating to the loan which included the part financing of Hesnes and Victory III became ineligible for special hedge accounting and was de-designated. As a result, a part of the accumulated negative valuation relating to this swap amounting to $0.8 million was transferred from other comprehensive income to the income statement. In addition, the remaining part of the accumulated negative valuation relating to this interest rate swap amounting to $5.6 million at September 30, 2009, is being amortized to earnings over the remaining life of the swap to 2014. The total amount amortized in the first nine months of 2010 was $0.9 million including of which $0.4 million was amortized in the third quarter of 2010.

Also in the third quarter of 2010, there was a positive non-cash movement of $0.7 million on bunkers swaps entered into in March 2009, which do not qualify as hedging instruments and an actual receipt of $0.6 million on these swaps. In the third quarter of 2009, there was an insignificant positive movement on these swaps and $0.7 million cash was received. For the nine months to September 30, 2010, cash received amounted to $2.0 million ($0.8 million in the prior period) and valuation movements amounted to a negative $2.5 million compared to a positive $3.9 million in the prior nine months.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the third quarter of 2010, capitalized interest was $0.6 million compared to $0.5 million in the previous year’s third quarter, the increase being due to the large installments made on the two suezmaxes under construction despite a slightly smaller remaining new building program, two vessels having been delivered since mid-2009. For the first nine months of 2010 and 2009, capitalized interest was $1.8 million and $1.6 million, respectively.

Amortization of loan expenses was amounted to $0.2 million in the third quarter of 2010 and $0.2 million in the third quarter of 2009.

Interest income

Total income derived from bank deposits was $0.7 million during the third quarter of 2010 and $0.6 million during the quarter ended September 30, 2009. For the nine month periods, 2010 and 2009, $2.0 million and $3.1 million were earned, respectively, the decreases being mainly due to the drop in interest rates between the relevant periods.

Net income attributable to the non-controlling interest

A third-party company has a non-controlling interest of 49% in our subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. Income attributable to the non-controlling interest in the third quarter 2010 amounted to $0.2 million compared to $0.1 million in the third quarter 2009, the increase being primarily due to the increase in net income of Mare Success S.A. and subsidiaries arising from reduced loan interest and running expenses which offset a fall in revenue generated by the two vessels because of the softer market. For the nine months to September 30, 2010, the income attributable to the non-controlling interest amounted to $1.1 million compared to $1.4 million in the first nine months of 2009, the decrease being primarily due to a reduction in revenue between the comparative periods.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net loss attributable to Tsakos Energy Navigation Limited for the quarter ended September 30, 2010 was $5.5 million, or $0.14 loss per share, diluted, versus net income of $2.1 million, or $0.06 earnings per share, diluted, for the quarter ended September 30, 2009. Net income attributable to Tsakos Energy Navigation Limited for the nine months ended September 30, 2010 was $22.4 million, or $0.59 per share, diluted, versus $45.3 million, or $1.22 earnings per share, diluted, for the nine months ended September 30, 2009.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our newbuilding program and dry-docking schedule requires us to expend cash. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

Our non-restricted cash holdings as at September 30, 2010 amounted to $249.6 million. This has more recently been supplemented by the proceeds from a secondary equity offering amounting to $85.1 million (further described below). Total current cash holdings are approximately $280 million. Given our current cash situation and the number of vessels we have on time charter, we believe that even if there is a further major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2012, taking into account both our existing capital commitments and the minimum debt service requirements.

Working capital (non-restricted net current assets) amounted to $95.8 million at September 30, 2010, compared to $113.2 million as at September 30, 2009. Non-restricted cash balances at September 30, 2010 were $249.6 million compared to $270.3 million at September 30, 2009.

Net cash provided by operating activities was $23.0 million in the quarter ended September 30, 2010, compared to $20.3 million in the previous year’s third quarter. For the nine month respective periods, net cash from operating activities was $67.5 million in 2010, compared to $93.9 million in the first nine months of 2009 due to lower net income in the first nine months of 2010.

Expenditure incurred for dry-dockings for survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. In the third quarter of 2010, an amount of $1.7 million was paid on the dry-docking of Euronike and Propontis, while payments of $2.1 million were made on the dry-dockings of Artemis, Ajax, Promitheas and Afrodite in the third quarter of 2009. For the nine months periods, $4.7 million was paid in 2010 compared to $2.6 million in the previous years first nine months.

Net cash used in investing activities was $114.9 million for the quarter ended September 30, 2010, almost unchanged from the $114.2 net cash used in investing activities for the quarter ended September 30, 2009. In the third quarter of 2010, net funds for acquisitions and improvements on existing vessels amounted to $109.8 million, relating to the acquisition of World Harmony and Chantal while $100.7 million was paid in the prior third quarter for the acquisition of Ise Princess and Asahi Princess. In the third quarter of 2010, the vessel Victory III was sold generating sales proceeds of $6.4 million. For the nine month period, vessel sales proceeds generated $140.5 million. In the first nine months of 2009, there were no sales of vessels.

In the third quarter of 2010, advances for vessels under construction amounted to $11.5 million compared to $13.5 million in the third quarter of 2009. For the nine month period, advances amounted to $55.3 million in 2010 and $15.9 million in 2009. There were two vessels on order as at September 30, 2010 and four on order as at September 30, 2009. The aframax Sapporo Princess was delivered in April 2010 and the second aframax Uraga Princess, was delivered in July 2010. The final two vessels under construction are suezmaxes to be delivered in 2011. The contract price of these two suezmaxes was renegotiated at the beginning of 2010 and a reduction of $2.5 million each was achieved in return for an acceleration of installment payments. As a result, $16.0 million each was paid as installments for these newbuildings within the first quarter 2010, $10.8 million paid in the second quarter of 2010 and a further $10.8 million paid in the third quarter of 2010. In total, $72.4 million was remaining to be paid at September 30, 2010 all relating to the two suezmaxes, $10.8 million was paid in October 2010 and $61.6 million is payable in 2011. We are in discussion with banks as to the part financing of these two suezmaxes. On November 23, 2010, we announced the success of securing long-term charters with an oil major which will require the construction of two specialized tankers for expected delivery in 2012. Details requiring these vessels and expected installments payable are yet to be finalized and announced.

Net cash provided by financing activities was $35.9 million in the quarter ended September 30, 2010, compared to $55.6 million financing activities during the quarter ended September 30, 2009. Net cash provided by financing activities was $4.3 million in the nine months ended September 30, 2010, compared to $17.6 million used in financing activities during the nine months ended September 30, 2009. In the third quarter, $70.0 million new debt was drawn down for the acquisition of two panamaxes, World Harmony and Chantal. This acquisition is part of a decision taken in July 2010, to acquire four 2009-built 74,000 dwt panamaxes from affiliated companies for a total of $218 million. The second pair, Selini and Salamina, was acquired in the fourth quarter of 2010 and partly financed by new debt amounting to $86.0 million in total. In the third quarter of 2009, $75.8 million new debt drawn down for the delivery of Ise Princess and Asahi Princess. In the third quarter of 2010 there were scheduled loan repayments of $23.4 million, a $5.9 million pre-payment on the sale of Victory III and a $5.7 million cash dividend payment on July 15, 2010, compared to $21.3 million scheduled repayments in the third quarter of 2009.

Total debt outstanding increased from $1,467 million at the beginning of the third quarter 2010 to $1,508 million by the quarter end. The debt to capital (equity plus debt) ratio was 61.9% at September 30, 2010 (or 57.3% on a net of cash basis). No new interest rate swaps were arranged during the third quarter. Interest rate swap coverage on outstanding loans was approximately 58%.

The more significant of the financial covenants included in the bank loan agreements are the requirements to maintain an agreed upon minimum liquidity, a minimum hull value per vessel as compared with the outstanding loan of such vessel and to maintain a (leverage) ratio of debt to net assets (adjusted by the fair value of vessels) less than 70%. Non-compliance with any of these covenants could result in a default under our credit agreements, requiring the Company to prepay the amount required to redress the default. The most significant risk in the current economic environment has been the decline in vessel values which, despite a recent increase have started to fall again. If values were to further decline again to lower levels than witnessed in recent months, it could eventually lead to non-compliance in respect of the minimum hull value to loan requirement and the leverage ratio on one or more of our loans. At September 30, 2010, the Company was compliant with the financial covenants included in all of the bank loan agreements.

In the first nine months of 2010, all remaining Treasury Stock totaling 754,706 shares at the beginning of 2010 were issued and 445,127 new shares were issued and sold, raising a total of $19.9 million, as part of the “at-the-market” equity offering program which was initiated in December 2009 and closed on October 5, 2010. In total to date $20.1 million has been raised from the program.

On October 26, 2010, the Company commenced a public offering of its common shares through an appointed underwriter and sold 6,726,457 shares at $11.15 per share. A further 896,861 shares were sold to Tsakos private interests at $11.30 per share. The offering formally closed on November 1, 2010. The total sum raised before expenses was $85.1 million for the purpose of fleet expansion and general corporate purposes.

A final dividend of $0.30 was declared for the fiscal year 2009, which was paid on April 29, 2010 and amounted to $11.4 million. The dividend policy of the Company was amended in May 2010 to pay dividends on a quarterly basis, but still depending on cash availability and requirements, and with a target of between 25% and 50% of the net income in any given year, although even in the absence of adequate net income, a dividend is still payable given the level of retained earnings. The first quarterly dividend of $0.15 was declared in May and paid on July 15, 2010, totaling $5.7 million and the second quarterly dividend of $0.15 was declared on October 5, 2010 and paid on October 26, 2010 totaling $5.7 million. The next dividend is expected to be paid in January, 2011.